SCHEDULE 13G
W. R. Grace & Co.
Common Stock $.01 par value


Cusip #  383-88F-10-8
Item 1:  Reporting Person
Tiger Management L.L.C. Item
4:  Delaware
Item 5:  -0-
Item 6:  -0-
Item 7:  -0-
Item 8:  -0-
Item 9:  -0-
Item 11: 0%
Item 12: IA


Cusip #  383-88F-10-8
Item 1:  Reporting Person
Tiger Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  -0-
Item 7:  -0-
Item 8:  -0-
Item 9:  -0-
Item 11: 0%
Item 12: IA


Cusip #  383-88F-10-8
Item 1:  Reporting Person
Julian H. Robertson, Jr.
Item 4:  U.S.
Item 5:  -0-
Item 6:  -0-
Item 7:  -0-
Item 8:  -0-
Item 9:  -0-
Item 11: 0%
 Item 12: IN


Item 1(a) W. R. Grace & Co.

Item 1(b) One Town Center
Road, Boca Raton, Florida
33486-1010

Item 2(a) This statement is
filed on behalf of Tiger
Management L.L.C.("TMLLC")
and Tiger Performance L.L.C.
("TPLLC").

Julian H. Robertson, Jr is
the ultimate controlling
person of TMLLC and TPLLC.

Item 2(b) The address of
each reporting person is 101
Park Avenue, New York, NY
10178

Item 2(c) Incorporated by
reference to item (4) of the
cover page pertaining to
each reporting person.


Item 2(d) Common Stock $.01
par value

Item 2(e) 383-88F-10-8

Item 3.  TMLLC and TPLLC
are investment advisers
registered under Section 203
of the Investment Advisers
Act of 1940.

Item 4. Ownership is
incorporated by reference to
items (5) (9) and (11) of
the cover page pertaining to
each reporting person.

Item 5. The reporting
persons have ceased to be
the beneficial owners of
more than 5% of the class.

Item 6. Not applicable

Item 7. Not applicable

Item 8. Not applicable

Item 9. Not applicable


Item 10. By signing below, I
certify that, to the best of
my knowledge and belief, the
securities referred to above
were acquired in the
ordinary course of business
and were not acquired for
the purpose of and do not
have the effect of changing
or influencing the control
of the issuer of such
securities and were not
acquired in connection with
or as a participant
in any transaction having
such purpose or effect.

After reasonable inquiry and
to the best of my knowledge
and belief, I certify that
the information set forth in
this statement is true,
complete and correct.


February 12, 1999


TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

/s/ Nolan Altman,
Under Power of Attorney

Dated: January 27, 1995, On
File with Schedule 13G for
Kohl's Corp. 2/7/95 Attached
Exhibit

EXHIBIT A

AGREEMENT

The undersigned agree that
this Schedule 13G dated
February 12, 1999 relating
to shares of common stock of
W. R. Grace & Co. shall be
filed on behalf of each of
the undersigned.

TIGER MANAGEMENT L.L.C.


/s/ Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

/s/ Nolan Altman,
Chief Financial Officer

Under Power of Attorney
Dated: January 27, 1995, On
File with Schedule 13G
for Kohl's Corp. 2/7/95